Atna Options Sno Property to Pacific Ridge

Vancouver, B.C. (January 5, 2004) Atna Resources Ltd. (TSX: ATN) is pleased to announce that it has entered into an Agreement with Pacific Ridge Exploration Ltd. (TSX-V: PEX), wherein Pacific Ridge may earn a 60% interest in Atna's Sno Property, located in Elko County, Nevada.

The Sno prospect is a low-sulphidation, vein-hosted epithermal gold prospect located in the Midas mining district within the prospective Northern Nevada Rift. Sno’s geologic setting is similar to Newmont Mining’s Ken Snyder (Midas) mine (1999 published Reserves of 2.8 M tons averaging 34.7 g/t Au, 399 g/t Ag). The Sno property is located approximately 10 km west of the Ken Snyder Mine.

During 2003, Atna carried out geological and rock sampling surveys over the Sno property. A total of 92 rock geochemical samples were collected and assayed, giving values ranging from less than 5 ppb Au to 9.7 g/t Au, with a mean grade of 308 ppb Au. The highest-grade samples come from quartz stringers that appear to be associated with north to north-northwest trending structures hosting steep dipping, chalcedonic quartz and quartz/calcite veins in strongly altered and brecciated zones cutting bimodal volcanic rocks and altered rhyolites. American Assay Labs in Reno, Nevada performed all assaying. Atna’s field work was supervised by Robert McLeod, P.Geo., a Qualified Person and Officer of the Company. Prior sampling of vein mineralization from pits and dumps assayed to 16.0 g/t gold, indicating potential for higher gold grades at depth.

The gold occurrences, anomalous geochemistry, structure, host volcanic rocks and proximity to the Ken Snyder mine all suggest excellent potential at Sno for sub-surface, high-grade bonanza vein deposits. Pacific Ridge, as operator of the project, will commence permitting for drilling within the next month in preparation for drilling during the first quarter of 2004. Drilling will target the boiling or ‘bonanza’ level in the north-northwest trending fault zones at 250m to 400m below surface, similar to the depth of high grade gold mineralization at the Ken Snyder mine.

Over a four year period, Pacific Ridge may earn a 60% interest in the property by spending US$2,000,000 on exploration of the property, by issuing 1,000,000 common shares of Pacific Ridge to Atna, and by making advance royalty payments in the amount of US $180,000. Upon completion of the earn-in, Atna and Pacific Ridge would form a joint venture to pursue further development of the property.

Atna is pleased to add a well-managed and successful junior explorer such as Pacific Ridge to its list of partners exploring its Nevada properties. Atna’s other partners include Newmont and Great Basin Gold. Atna has a portfolio of gold prospects in northeastern Nevada as well as has several base metal projects in Chile and the Yukon, including the Wolverine Zn-Ag-Au-Cu-Pb massive sulphide deposit.

For further information contact:

ATNA RESOURCES LTD.
Michael Williams, Vice President
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: mwilliams@atna.com
http://www.atna.com